09011486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

JUN 17 2009

Washington, DC
110

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 16, 2009

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Investments at fair value:		
J. C. Penney Company, Inc. Common Stock	$ 328,137,266	780,624,721
Common and collective trusts	1,240,800,816	1,573,975,194
Mutual funds		296,087,924
Self-directed brokerage window:		
Mutual funds	15,997,410	—
Common stock	6,135,224	—
Corporate bonds	19,608	—
Preferred stock	331,251	—
Publicly traded partnerships	243,577	—
Cash and cash equivalents	845,000	—
Guaranteed investment contracts	152,597,600	242,790,841
Synthetic investment contracts	1,092,869,704	975,299,191
	2,837,977,456	3,868,777,871
Participant loans	92,730,474	97,890,949
Cash	410,819	—
Receivables:		
J. C. Penney Company, Inc. contribution	4,874,617	1,219,951
Participant contributions	4,149,009	2,063,057
Interest and dividends	116,082	57,305
Loan repayment receivable	1,394,274	604,369
Other	1,117,109	—
Total receivables	11,651,091	3,944,682
Total assets	2,942,769,840	3,970,613,502
Liabilities:		
Accounts payable and accrued liabilities	985,973	1,800,379
Total liabilities	985,973	1,800,379
Net assets available for benefits before adjustment	2,941,783,867	3,968,813,123
Adjustment from fair value to contract value for fully benefit responsive investment contracts	14,205,292	(8,410,375)
Net assets available for benefits	$ 2,955,989,159	3,960,402,748

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):		
Net (depreciation) of investments	$ (941,478,321)	(523,861,754)
Interest	69,585,980	70,660,130
Dividends	14,241,610	36,552,990
	(857,650,731)	(416,648,634)
Less investment expenses	(1,191,837)	(1,363,046)
	(858,842,568)	(418,011,680)
Contributions:		
J. C. Penney Company, Inc.	55,999,568	53,601,102
Participants	150,509,559	150,757,439
	206,509,127	204,358,541
Deductions from net assets attributed to:		
Benefit payments	(341,151,264)	(443,273,962)
Administrative expenses	(10,928,884)	(11,501,320)
Total deductions	(352,080,148)	(454,775,282)
(Decrease) in net assets available for benefits	(1,004,413,589)	(668,428,421)
Beginning net assets available for benefits	3,960,402,748	4,628,831,169
Ending net assets available for benefits	$ 2,955,989,159	3,960,402,748

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to "Your Benefits Book 2", which is the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise after completion of 12 months and 1,000 hours of service. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company. Certain funds held in participant accounts are also charged redemption fees as set by the issuer. Redemption fees are borne by participants who execute those trades.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except the J. C. Penney Common Stock Fund (Penney Common Stock). The Benefits Administration Committee is the named fiduciary for interpreting the Plan document and handling appeals of denied claims, providing summary plan descriptions and notice of investment alternatives to Participants and acting on the investment decisions of Participants. The Human Resources Committee is the named fiduciary responsible for overall administration and operation of the Plan, appointment of the trustee, and determining investments to be offered under the Plan. The Human Resources Committee has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan, Financial Engines as the named fiduciary for investment advice provided to Participants, and Hewitt Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $1,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $1,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company matching account may request periodic withdrawals, fixed monthly payments of at least

$100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated in 2008 and 2007 (earning $100,000 or more annually in 2007 for 2008 and $100,000 or more annually in 2006 for 2007) are permitted to contribute from 1% to 8% of their earnings (up to a maximum of $230,000 for 2008 and $225,000 for 2007) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $15,500 in 2008 and 2007). Participants earning less than $100,000 in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $15,500 in 2008 and 2007).

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,000 during 2008 and 2007. These catch-up contributions are not eligible for the Company's matching contribution.

Participants age 21 or older become eligible for the Company matching contributions after completing 12 months and 1,000 hours of service. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 12 months and 1,000 hours of service and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate's annual compensation (up to a maximum of $230,000 for 2008 and $225,000 for 2007).

During 2008, the Company matching contribution totaled approximately $52.7 million and the Company retirement account contribution totaled approximately $3.3 million. During 2007, the Company matching contribution totaled approximately $52.5 million and the Company retirement account contribution totaled approximately $0.5 million. These amounts were invested in accordance with participant elections.

(d) Participants' Investment Funds

All participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan's investment funds in accordance with the Participant's investment elections. Prior to March 1, 2008, participants directed their investments amongst three tiers of funds as follows: Tier 1 funds consist of four lifestyle funds: Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund. Tier 2 funds are comprised of eight funds, including J.C. Penney Company, Inc. common stock, which are diversified in U.S. stocks, non-U.S. stocks or bonds. Tier 3 funds consist of 10 mutual funds. Effective March 1, 2008, the Tier 1 lifestyle funds (Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund) were replaced by age-based target retirement funds managed by Vanguard Fiduciary Trust Company, and the

Tier 3 mutual funds were eliminated and a participant directed brokerage window was added as an investment option in the Plan. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) ***Participant Accounts***

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) ***Participants' Loans***

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a participant's before-tax, rollover and after-tax deposits on the valuation date, 50% of a participant's total vested account value on the valuation date, or, $50,000 minus the highest balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest the prime rate plus 1%. Interest rates on the loans outstanding ranged from 5.0% to 10.95% as of December 31, 2008 and maturities ranged from 2009 through 2013. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g) ***Vesting***

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one year breaks in service.

(h) ***Forfeited Accounts***

December 31, 2008 and 2007 forfeited nonvested accounts totaled $4,025,640 and $3,079,705, respectively. Forfeitures are available to restore forfeited amounts of rehired participants, offset Company contributions, pay Plan expenses or pass certain government-required tests. Forfeitures utilized during 2008 and 2007 were approximately $865,825 and $298,236, respectively.

(Continued)

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain prior year balances have been reclassified to conform with current year presentation.

(b) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157. (See note (c) *Fair Value Measurements*).

(c) Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about assets and liabilities measured at fair value. Specifically, SFAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).
- Expands disclosures about instruments measured at fair value.

(Continued)

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents a summary of the Plan's investment assets and liabilities measured at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008			
	Quoted Prices in Active Market (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Unobservable Inputs (Level 3)**	**Total Carrying Value in Statement of Net Assets Available for Benefits**
J.C. Penney Company, Inc.				
Common Stock (a)	$ 328,137,266	—	—	328,137,266
Common and collective trusts (b)	—	1,240,800,816	—	1,240,800,816
Self-directed brokerage window:				
Mutual funds (1), (b)	15,997,410	—	—	15,997,410
Common stock (a)	6,135,224	—	—	6,135,224
Corporate bonds (d)	19,608	—	—	19,608
Preferred stock (a)	331,251	—	—	331,251
Publicly traded partnerships (a)	243,577	—	—	243,577
Cash and Cash Equivalents (a)	845,000	—	—	845,000
Guaranteed Investment Contracts (c)	—	—	152,597,600	152,597,600
Synthetic Investment Contracts (e)	—	1,091,030,194	1,839,510	1,092,869,704
Total Investment Assets at Fair Value	$ 351,709,336	2,331,831,010	154,437,110	2,837,977,456

(Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 2(d) for more information.

(a) *Cash & cash equivalents; common stock; preferred stock; publicly traded partnerships*: Valued at the closing price reported in the active market in which the individual securities are traded.

(b) *Mutual funds; common and collective trusts*: Valued at the net asset value (NAV) of shares held by the plan at year end.

(c) *Guaranteed investment contracts*: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issue (see note 2(f)).

(d) *Corporate bonds:* Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

(e) *Synthetic Investment Contracts*: Valued at Fair Value of Underlying assets and the wrapper agreement with an adjustment from fair value to contract value for fully benefit responsive investment contracts. The underlying assets consist of cash, U.S. Treasury and agency securities, corporate bonds, mortgages, and collateralized mortgage-backed and asset-backed securities which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage-backed and asset-backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. The wrap agreements are stated at fair value based on rebid or replacement cost and fluctuations in the fair value of the underlying fixed income securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

(Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 investment assets for the year ended December 31, 2008. As reflected in the table below, the net unrealized gain on level 3 investment assets is $3,443,593. This was comprised of net unrealized gains on Guaranteed Investment Contracts (GIC) of $1,804,376 and the Synthetic Investment Contract (SIC) Wrapper of $1,639,217 for the year ended December 31, 2008.

Level 3 Investment Assets
Year Ended December 31, 2008

	GIC	SIC Wrapper	Total
Balance, Beginning of Year	$ 242,790,841	200,293	242,991,134
Realized gains/(losses)	(905,312)	—	(905,312)
Unrealized gains/(losses) relating to instruments still held at the reporting date	1,804,376	1,639,217	3,443,593
Purchases and Issuances	19,721,787	—	19,721,787
Sales and Maturities	(110,814,092)	—	(110,814,092)
Balance, End of Year	$ 152,597,600	1,839,510	154,437,110

(d) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Participant Loans

Participant loans are recorded at amortized costs which represents the unpaid principal balance plus accrued interest.

(Continued)

(f) ***Guaranteed Investment Contracts and Synthetic Investment Contracts***

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 3.52% to 5.60% at December 31, 2008 and 3.00% to 5.85% at December 31, 2007. Maturities range from 2009 to 2015 as of December 31, 2008 and 2008 to 2014 as of December 31, 2007.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The average yield based on actual earnings was approximately 4.92% and 5.24% during the years ended December 31, 2008 and 2007, respectively. The average yield based on interest rate credited to participants was 4.0% and 5.01% during the years ended December 31, 2008 and 2007, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the Contract Issuers.

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different for each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract Issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the GCS, synthetic GCS and wrapper contracts held by the Plan as of December 31, 2008 and 2007:

December 31, 2008	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic GICs:					
Bank of America, NA	AA–	$ 274,233,201	752,329	4,146,741	279,132,271
Natixis Financial Products Inc.	A+	274,212,650	—	4,898,704	279,111,354
Rabobank Nederland	AAA	268,351,141	543,832	4,005,494	272,900,467
State Street Bank & Trust Co.	AA–	274,233,202	543,349	4,355,721	279,132,272
Total		$ 1,091,030,194	1,839,510	17,406,660	1,110,276,364

December 31, 2007	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic GICs:					
Bank of America, NA	AA+	$ 181,597,030	—	(342,704)	181,254,326
Natixis Financial Products Inc.	AA	181,575,794	—	(342,664)	181,233,130
Rabobank Nederland	AAA	181,680,756	—	(342,862)	181,337,894
UBS AG	AA	181,576,284	52,276	(394,941)	181,233,619
State Street Bank & Trust Co.	AA	248,669,034	148,017	(5,000,862)	243,816,189
Total		$ 975,098,898	200,293	(6,424,033)	968,875,158

December 31, 2008	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Metropolitan Life Insurance Company	A+	$ 15,948,473	(647,231)	15,301,242
Metropolitan Life Insurance Company	A+	11,900,418	(81,321)	11,819,097
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	10,074,159	(21,510)	10,052,649
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	8,939,830	(113,001)	8,826,829
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	10,348,739	(284,295)	10,064,444
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	4,043,628	(145,593)	3,898,035
New York Life Insurance Company	A++	10,602,708	(229,387)	10,373,321
Pacific Life Insurance Company	A+	7,866,284	(148,300)	7,717,984
Pacific Life Insurance Company	A+	14,671,076	(269,392)	14,401,684
Principal Life Insurance Company	A+	10,435,629	(66,246)	10,369,383
Principal Life Insurance Company	A+	15,766,131	(187,845)	15,578,286
Principal Life Insurance Company	A+	10,344,782	(280,527)	10,064,255
Principal Life Insurance Company	A+	21,655,743	(726,720)	20,929,023
Total		$ 152,597,600	(3,201,368)	149,396,232

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

December 31, 2007	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	$ 6,905,277	12,722	6,917,999
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	15,290,139	81,233	15,371,372
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	15,019,783	53,736	15,073,519
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	8,472,389	(28,087)	8,444,302
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	10,221,908	(158,638)	10,063,270
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	5,304,185	(129,529)	5,174,656
ING USA Annuity and Life Insurance Company	AA	10,221,619	(15,476)	10,206,143
Pacific Life Insurance Company	AA	12,893,242	25,374	12,918,616
Pacific Life Insurance Company	AA	7,766,882	(48,897)	7,717,985
Pacific Life Insurance Company	AA	14,480,576	(78,892)	14,401,684
Principal Life Insurance Company	AA	12,383,253	48,328	12,431,581
Principal Life Insurance Company	AA	15,588,743	(12,631)	15,576,112
Principal Life Insurance Company	AA	10,216,335	(153,374)	10,062,961
Principal Life Insurance Company	AA	21,413,285	(174,195)	21,239,090
Protective Life Insruance Company	AA	5,296,009	(123,621)	5,172,388
Protective Life Insruance Company	AA	15,998,160	(466,393)	15,531,767
Protective Life Insruance Company	AA	13,271,170	(456,957)	12,814,213
Metropolitan Life Insurance Company	AA	15,011,214	— 60,996	15,072,210
Metropolitan Life Insurance Company	AA	15,711,354	— (410,112)	15,301,242
Metropolitan Life Insurance Company	AA	11,325,318	— (11,929)	11,313,389
Total		$ 242,790,841	(1,986,342)	240,804,499

(g) Payment of Benefits

Benefits are recorded when paid.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007 are separately identified:

Description of investment	2008	2007
J.C. Penney Company, Inc. Common Stock	$ 328,137,266	780,624,721
State Street Bank Russell 3000 Fund	—	344,456,215
State Street Bank Daily EAFE Fund	188,927,529	360,498,845
State Street Bank S&P 500 Flagship Fund Series	205,640,629	292,069,118
State Street Bank Passive Intermediate Bond Index Fund	215,882,125	283,803,925

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), (depreciated)/appreciated in value, as follows:

	2008	2007
J.C. Penney Company, Inc. Common Stock	$ (406,506,864)	(613,660,823)
Mutual funds	(30,667,566)	(2,533,689)
Common stock	(3,498,482)	—
Corporate bonds	1,376	—
Preferred stock	(10,028)	—
Publicly traded partnerships	(46,848)	—
Common and collective trusts	(500,749,909)	92,332,758
	$ (941,478,321)	(523,861,754)

(4) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) of 1986, as amended. The Plan has been amended since receiving the determination letter and the Company intends to request a new determination letter before January 31, 2010. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Plan's Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 2,955,989,159	3,960,402,748
Less amounts allocated to withdrawing participants	(717,127)	(3,793,724)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,205,292)	8,410,375
Net assets available for benefits per Form 5500	$ 2,941,066,740	3,965,019,399

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$ 341,151,264	443,273,962
Add amounts allocated to withdrawing participants at December 31, 2008 and 2007	717,127	3,793,724
Less amounts allocated to withdrawing participants at December 31, 2007 and 2006	(3,793,724)	(2,593,839)
Less deemed distribution during 2008 and 2007	(134,422)	(76,876)
Benefits paid to participants per Form 5500	$ 337,940,245	444,396,971

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

(Continued)

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2008	2007
Total investment income (loss) per the financial statements	$ (857,650,731)	(416,648,634)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008 and 2007	(14,205,292)	8,410,375
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007 and 2006	(8,410,375)	7,791,285
Total investment loss per the Form 5500	$ (880,266,398)	(400,446,974)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(6) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* J.C. Penney Company, Inc. Common Stock	(a)	$ 328,137,266
Common and collective trusts:		
* State Street Bank Short Term Investment Fund	(a)	88,383,036
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	188,927,529
* State Street Bank S&P 500 Flagship Fund Series	(a)	205,640,629
* State Street Bank Russell 1000 Growth Index Fund	(a)	44,456,404
* State Street Bank Russell 1000 Value Index Fund	(a)	46,407,546
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	95,139,545
* State Street Bank Passive Intermediate Bond Index Fund	(a)	215,882,125
Vanguard Target Retirement Income Fund	(a)	29,974,364
Vanguard 2005 Target Retirement Fund	(a)	41,355,862
Vanguard 2010 Target Retirement Fund	(a)	49,024,057
Vanguard 2015 Target Retirement Fund	(a)	59,493,431
Vanguard 2020 Target Retirement Fund	(a)	59,078,392
Vanguard 2025 Target Retirement Fund	(a)	45,738,162
Vanguard 2030 Target Retirement Fund	(a)	30,430,458
Vanguard 2035 Target Retirement Fund	(a)	16,168,753
Vanguard 2040 Target Retirement Fund	(a)	10,878,049
Vanguard 2045 Target Retirement Fund	(a)	7,068,441
Vanguard 2050 Target Retirement Fund	(a)	6,754,033
Total common and collective trusts		1,240,800,816
Self Directed Brokerage Window		23,572,070
Synthetic investment contracts:		
3M Company	(a)	250,048
Ace Ina Holdings	(a)	83,839
Aflac Inc	(a)	1,519,317
Air Products & Chemicals	(a)	196,175
Alabama Power Co	(a)	129,177
Altria Group Inc	(a)	1,613,367
AMB Property LP	(a)	90,970
Amerada Hess Corp	(a)	2,530,237
America Movil Sa	(a)	263,623
America Movil Sa De Cv	(a)	250,344
American Express	(a)	4,331,391
American Express Bk Fsb	(a)	1,337,286
American Express Credit	(a)	137,237

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
American Honda Finance 144A	(a)	$	2,225,780
Amtt 2007 1A Afx 144A	(a)		1,610,692
Anz National Intl Ltd 144A	(a)		3,907,213
Apache Corporation	(a)		3,458,530
Appalachian Power Co	(a)		163,827
Arcelormittal	(a)		2,801,331
AT&T	(a)		1,104,889
AT&T Broadband Corp	(a)		233,776
AT&T Corp	(a)		118,273
AT&T Inc	(a)		4,357,148
AT&T Wireless Services	(a)		215,870
Atmos Energy Corp	(a)		440,600
Avalon Bay Communities	(a)		1,535,375
Avnet Inc	(a)		223,354
B B & T Corp	(a)		1,486,947
Bac Capital Trust VI	(a)		297,446
BACM 2003-1 A2	(a)		478,980
BACM 2005-3 A2	(a)		3,878,095
Baker Hughes Inc	(a)		523,424
Baltimore Gas & Electric	(a)		1,549,843
Bank of America	(a)		4,538,225
Bank of America Corp	(a)		1,391,285
Bank of America Corporation Sub Nt	(a)		3,191,266
Bank of America Na	(a)		275,200
Bank of New York Co	(a)		3,215,668
Bank of New York Mellon	(a)		274,755
Barrick Gold Financeco	(a)		3,305,231
Bat Intl Finance Plc 144A	(a)		275,116
BAVAT 2005-3 A4	(a)		2,022,530
BBT Capital Trust	(a)		114,273
BECO 1999-1 A5	(a)		2,779,787
Berkshire Hathaway Fin	(a)		900,775
BHP Billiton Finance	(a)		176,134
BOAMS 2004-D 2A2	(a)		730,259
BOAMS 2004-I 3A2	(a)		205,429
BOAMS 2005-J 2A1	(a)		331,094
BOAMS 2005-J 3A1	(a)		182,786
Boardwalk Pipelines LLC	(a)		152,803
Bottling Group LLC	(a)		2,955,269
Brazil	(a)		411,276
British Sky Broadcasting 144A	(a)		359,164
British Telecom Plc	(a)		1,732,372

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
BSCMS 2005-PW10 A1	(a)	$	1,804,985
BSCMS 2005-PWR8 A2	(a)		3,956,802
BSCMS 2005-PWR9 AAB	(a)		547,765
BSCMS 2005-T20 A1	(a)		258,388
BSCMS 2006 PW12 A4	(a)		1,016,115
BSCMS 2006 PW12 AAB	(a)		2,370,051
BSCMS 2007 PW17 A1	(a)		3,686,733
Buckeye Partners LP	(a)		1,134,759
Bunge Na Finance	(a)		1,395,051
Burlington North Santa Fe	(a)		3,933,608
CABMT 2005-1A A1 144A	(a)		2,146,814
CABMT 2006 3A A1 144A	(a)		3,060,939
Canadian Natl Railways	(a)		2,230,710
Canadian Natl Resources	(a)		185,035
Canadian Pacific Rr Co	(a)		1,587,002
Capital One IV	(a)		162,511
CARAT 2006 SN1A B 144A	(a)		793,765
CARAT 2006-1 B	(a)		425,507
CARAT 2006-SN1A A4A 144A	(a)		4,840,366
Cardinal Health Inc	(a)		951,674
Carolina Power & Light	(a)		946,257
Caterpillar Fin Serv	(a)		1,979,926
Caterpillar Fin Serv Crp	(a)		557,979
Caterpillar Inc	(a)		141,434
CCCIT 2007 A5 A5	(a)		1,102,398
CCIMT 1999-2 A	(a)		5,075,504
CD 2005 CD1 A4	(a)		303,513
CD 2005-CD1 ASB	(a)		2,580,308
CD 2006-CD3 AAB	(a)		392,493
Celulosa Arauco Constitu	(a)		524,428
CFAB 03-1 IA-6	(a)		451,477
CFAB 2002-1 1A5	(a)		531,892
CFAB 2003-3 1A6	(a)		1,213,858
CGCMT 2004-C2 A1	(a)		16,211
CHAIT 2006-C2 C	(a)		565,718
Cincinnati Oh Sd Classrm Pre	(a)		454,579
Cisco Systems Inc	(a)		1,798,260
Citigroup Inc	(a)		10,663,691
CMLTI 2004 UST1 A5	(a)		1,346,509
CNH 2006-A A4	(a)		2,431,430
CNH 2007-A B	(a)		222,901

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CNP 2005-A A2	(a)	$	869,817
CNP 2005-A A3	(a)		5,853,993
CNP 2005-A A4	(a)		599,549
Coca Cola Co	(a)		2,028,257
Comcast Cable Comm	(a)		1,423,705
Comcast Corp	(a)		143,927
COMET 2007-C3 C3	(a)		312,468
COMET 2008-A1 A1	(a)		1,191,893
COMM 2007 C9 A1	(a)		2,464,001
COMM 2007 C9 A4	(a)		318,439
Compass Bank	(a)		367,781
Conoco Funding Company	(a)		3,499,487
Cons Edison Co of Ny	(a)		142,815
Consolidated Edison Inc Ser B	(a)		409,895
Consumers Energy Co	(a)		162,559
Cooper US Inc	(a)		230,618
COPAR 2006-1 A4	(a)		2,864,329
Costco Wholesale	(a)		3,417,882
Countrywide Home Loan	(a)		430,385
Cox Communications	(a)		110,648
Cox Communications 144A	(a)		2,547,709
CPL 2002-1 A4	(a)		757,035
Credit Suisse Fb USA Inc	(a)		1,698,575
Credit Suisse First Boston USA	(a)		1,216,255
Credit Suisse Guernsey	(a)		938,443
Credit Suisse USA	(a)		245,341
CRH America Inc	(a)		145,852
CSMC 2006 C4 A3	(a)		2,516,983
CVS Corp	(a)		2,024,168
Daimler Chrysler Na Hldg	(a)		489,627
DCP Midstream LLC 144A	(a)		538,588
DESF 2001 1 A6	(a)		2,761,940
DESF 2001-1 A5	(a)		4,105,825
Devon Financing Corp ULC	(a)		161,565
Diageo Plc	(a)		1,535,478
Diamond Offshore Drill	(a)		248,367
Duke Capital LLC	(a)		1,822,487
Duke Realty LP	(a)		98,682
Dun & Bradstreet Corp	(a)		174,069
DuPont Ei Nemour	(a)		332,636
El Paso Electric Company	(a)		217,224

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
El Paso Natural Gas	(a)	$ 66,028
Eli Lilly	(a)	240,877
Emerson Electric Co	(a)	2,845,556
EnCana Corp	(a)	2,397,392
Enterprise Products Operations	(a)	333,787
EOG Resources Inc	(a)	166,471
ERAC USA Finance Company 144A	(a)	225,912
ERAC USA Finance Enter 144A	(a)	1,431,176
ERP Operating LP	(a)	112,471
Export Development Canada	(a)	3,218,158
Fannie Mae	(a)	2,203,105
Fed Home Ln Bank	(a)	1,287,719
Federal Express	(a)	1,635,814
Federal Home Loan Bank	(a)	10,249,491
Federal Realty Invs Trst	(a)	98,266
Federated Retail	(a)	122,256
FHL Arm	(a)	98,081
FHL-15yr Gold	(a)	200,003
FHLMC 15yr Giant	(a)	997,958
FHLMC 15yr Gold	(a)	21,693,573
FHLMC Arm	(a)	28,894,432
FHLMC Gold	(a)	25,173,193
FHLMC_Arm	(a)	381,905
FHR 2614 IH	(a)	38,663
FHR 2627 IE	(a)	13,228
FHR 2631 KI	(a)	4,960
FHR 2681 PC	(a)	4,684,275
FHR 2750 KP	(a)	3,657,106
FHR 2864 LC	(a)	5,122,297
FHR 2866 XE	(a)	5,196,113
FHR 2872 YB	(a)	1,394,862
FHR 2934 NB	(a)	4,109,539
FHR 3152 DA	(a)	792,928
FHR 3195 PN	(a)	691,533
FHR 3354 PA	(a)	6,251,020
Fifth Third Bank NW-Ohio	(a)	699,403
Financement Quebec	(a)	3,719,996
Florida Power Corp	(a)	268,701
FNARM	(a)	88,368
FNMA	(a)	3,454,037
FNMA 15yr	(a)	60,926,900

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
FNMA 30yr	(a)	$ 76,004,569
FNMA Arm	(a)	23,470,296
FNMA Mega	(a)	9,072,180
FNR 2003-40 NI	(a)	3,130
FNR 2004-49 QY	(a)	1,518,028
FNR 2005-15 EA	(a)	1,580,467
FNR 2005-57 PA	(a)	2,006,679
FNR 2005-69 AD	(a)	1,354,289
FNR 2006 35 GK	(a)	1,525,166
FNR 2006 49 CA	(a)	1,044,162
FNR 2006-9 KB	(a)	614,089
Fortune Brands Inc	(a)	875,539
FPL 2007 A A3	(a)	2,664,014
France Telecom	(a)	194,027
Freddie Mac	(a)	34,036,787
Fund American Cos Inc	(a)	49,597
Ga St Ser D Pre	(a)	450,249
Gatx Corp	(a)	1,451,411
GCCFC 2004-GGIA A3	(a)	516,971
GCCFC 2007 GG9 A1	(a)	178,574
GE Cap Corp	(a)	6,255,251
GECMC 2005-C4 A1	(a)	366,569
GEEST 2005-1A A4 144A	(a)	410,328
GEMNT 2005-3 A	(a)	3,271,821
GEMNT 2006-1 A	(a)	3,803,821
GEMNT 2007 3 C	(a)	434,908
Genentech Inc (USA)	(a)	1,489,376
General Dynamics Corp	(a)	3,315,753
General Elec Cap Corp	(a)	5,414,344
General Electric	(a)	3,624,731
General Electric Capital Corp	(a)	950,384
General Mills Inc	(a)	2,331,785
GNMA 15yr	(a)	139,340
GNMA 30yr	(a)	1,883,403
GNMA 30yr Plat	(a)	82,081
GNMA Il 30yr	(a)	5,121,958
GNR 2004-47 QV	(a)	1,547,097
GNR 2004-77 A	(a)	1,236,950
GNR 2004-77 AB	(a)	2,503,996
GNR 2004-77 B	(a)	2,301,546
GNR 2004-79 PA	(a)	674,772

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GNR 2004-97 B	(a)	$	6,633,513
GNR 2005-10 B	(a)		4,121,520
GNR 2005-87 A	(a)		1,682,576
GNR 2005-9 A	(a)		1,092,057
GNR 2005-9 AB	(a)		3,441,372
Goldman Sachs Capital I	(a)		156,995
Goldman Sachs GP	(a)		2,406,468
Goldman Sachs Group Inc	(a)		4,507,870
Goldman Sachs Grp Inc	(a)		230,505
Govt Natl Assn 20Y	(a)		65,196
Govt Natl Mtg Assn	(a)		101,715
Govt Natl Mtg Assn I	(a)		35,815
Govt Natl Mtg Assn II	(a)		28,031
Govt Natl Mtg Assn II 002038m	(a)		1,962
GSALT 2004-1 A4	(a)		23,460
GSMS 2006-GG6 A4	(a)		387,626
HART 2006-A A4	(a)		1,585,818
Hartford Finl	(a)		205,779
Hasbro Inc	(a)		113,969
HAT 2006-2 A4	(a)		2,968,557
HBOS Plc 144A	(a)		231,116
Health Care Svc Corp 144A	(a)		2,652,491
Hershey Company	(a)		465,539
Hewlett-Packard Co	(a)		1,372,510
Highmark Inc 144A	(a)		346,726
Home Depot Inc	(a)		3,138,194
Honeywell International	(a)		1,560,095
Hospitality Prop	(a)		79,511
HSBC Holdings Plc	(a)		165,077
IBM Corp	(a)		1,950,909
Illinois Power Co	(a)		3,164,321
ING USA Global Funding	(a)		983,373
Intl Lease Finance	(a)		397,196
Intl Lease Finance Corp	(a)		1,915,269
Italy	(a)		665,202
JDOT 2005-A A4	(a)		1,523,648
JDOT 2006 A A4	(a)		996,858
JDOT 2008-A A2	(a)		482,045
Jefferies Group Inc	(a)		1,007,153
Jersey Central Pwr & Lt	(a)		278,100
John Deere Capital Corp	(a)		6,986,789

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Johnson & Johnson	(a)	$	3,581,269
JP Morgan Chase	(a)		1,073,699
JP Morgan Chase & Co	(a)		885,856
JPM Chase Capital XXII	(a)		182,101
JPMAC 2007-CH1 AV2	(a)		125,503
JPMCC 2003-CB6 A1	(a)		1,405,591
JPMCC 2005 LDP5 A4	(a)		2,670,727
JPMCC 2005-LDP4 ASB	(a)		427,648
JPMCC 2006-CB14 A4	(a)		692,154
JPMCC 2006-LDP9 A3	(a)		181,592
JPMMT 2005-A7 3A1	(a)		2,573,925
JPMorgan Chase & Co	(a)		306,106
JPMRT 2007 A A4 144A	(a)		2,583,933
Kellogg Co	(a)		2,629,772
Kern River Funding Corp 144A	(a)		352,048
Kraft Foods	(a)		1,427,802
Kroger Co	(a)		2,831,058
Lafarge Sa	(a)		115,126
Landwirtsch Rentenbank	(a)		2,924,889
LBUBS 2005-C1 A4	(a)		3,667,393
Lockheed Martin Corp	(a)		2,659,587
Lowes Companies Inc	(a)		1,188,742
MA Bay Trans Auth Assmt A Pre	(a)		543,605
Marathon Oil Corp	(a)		1,068,099
MassMutual Global Fdg II 144A	(a)		2,112,201
MBNA American Bk 144A	(a)		204,670
MBNAM 1999-J A	(a)		6,961,979
MBNAS 2006-C3 C3	(a)		139,280
McDonalds Corp	(a)		239,999
McDonnell Douglas Corp	(a)		3,686,643
MDC Holdings Inc	(a)		381,395
Medtronic Inc	(a)		399,300
Mellon Funding Corp	(a)		3,039,688
Merrill Lynch & Co	(a)		3,534,432
Merrill Lynch Co	(a)		1,022,601
MetLife Inc	(a)		2,236,836
MidAmerican Energy Co	(a)		3,544,997
Monongahela Power 144A	(a)		272,692
Morgan Stanley	(a)		1,679,713
Morgan Stanley Dean Witter	(a)		2,782,942
MSC 2007 IQ14 A4	(a)		417,702
MSC 2007 IQ15 A1	(a)		3,261,312
MSC 2007-HQ11 A4	(a)		448,056

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
MSDWC 2003-HQ2 A1	(a)	$	860,268
MTA NY Commuter Fac Sr A Pre	(a)		1,140,809
MVCOT 2005-2 A 144A	(a)		504,981
MVCOT 2006 2A A 144A	(a)		763,341
MVCOT 2006-1A A 144A	(a)		832,301
Nabors Industries Inc	(a)		85,245
National Gas Co 144A	(a)		118,064
National Rural Util Coop	(a)		3,033,591
National Semiconductor	(a)		683,574
Nationwide Bldg Society 144A	(a)		1,284,919
Nationwide Mutual Insurance 144A	(a)		140,921
NAVOT 2004-B A4	(a)		435,869
NCHET 2005-A A4	(a)		2,183,616
Nevada Power Co	(a)		2,944,026
New York Life Global Fdg 144A	(a)		1,425,876
News America	(a)		503,427
News America Inc	(a)		364,551
NJ St Trans Sys C Pre	(a)		425,842
NLV Financial Corp 144A	(a)		249,842
NORD 2007-1A A 144A	(a)		2,352,900
Nordea Bank Sweden Ab 144A	(a)		3,929,408
Norfolk Southern Corp	(a)		103,701
Northeast Utilities	(a)		2,945,371
Northern Border Pipeline	(a)		2,033,140
Northern States Pwr Minn	(a)		133,375
Northern Trust Co	(a)		1,698,710
Northern Trust Company	(a)		409,161
Northern Trust Corp	(a)		26,327
Northrop Grumman	(a)		1,768,245
NVR Inc	(a)		129,106
NY St Twy Auth H & B B1 Pre	(a)		941,840
NYC Mun Wtr & Swr Sys Rev Pre	(a)		913,975
Occidental Petroleum Corp	(a)		2,551,610
Ohio Power Company	(a)		2,594,497
Oracle Corp	(a)		1,234,231
Orange Co Fl Orlando Hosp Pre	(a)		849,165
Owens Corning	(a)		64,264
Pacific Gas & Electric	(a)		2,346,235
PECO 2001-A A1	(a)		1,447,227
Peco Energy Co	(a)		1,603,130
Pedernales Electric Corp 144A	(a)		1,203,378
PEGTF 2001-1 A7	(a)		6,593,605
PEGTF 2001-1 A8	(a)		1,693,562

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Pemex Proj Fdg Master Tr	(a)	$	440,946
PepsiAmericas Inc	(a)		2,019,962
PepsiCo Inc	(a)		668,037
PERF 2005-2 A2	(a)		1,578,757
Petro Canada Ltd	(a)		56,973
Petrobras Intl	(a)		1,029,795
Placer Dome Inc	(a)		184,876
PNC Funding Corp	(a)		9,472,150
PPL Electric Utilities	(a)		1,490,446
Praxair Inc	(a)		4,492,680
Pres & Fellows of Harvard 144A	(a)		1,856,311
Pricoa Global Funding 1 144A	(a)		2,020,689
Principal Financial Group	(a)		146,261
Principal Life Global 144A	(a)		571,685
Principal Life Inc Fndg	(a)		996,007
Procter & Gamble Co	(a)		554,103
Progress Energy Car	(a)		396,965
Pub Svc Elec & Gas	(a)		320,178
Quebec Province	(a)		2,271,940
Rabobank Capital Fund II 144A	(a)		1,008,965
Regency Centers	(a)		53,935
Reynolds American Inc	(a)		1,283,985
RIO Tinto Fin USA Ltd	(a)		2,543,841
RNLT 2001-1 A4	(a)		1,147,381
Rogers Cable Inc	(a)		322,556
Rogers Communications Inc	(a)		2,835,715
Royal Bank of Canada	(a)		3,089,791
RSBBC 2007-A A2	(a)		2,684,585
SABMiller Plc 144A	(a)		2,385,968
Safeway Inc	(a)		73,901
Santander Central Hispano Issuances	(a)		3,573,913
SBC Communications	(a)		653,616
SBHEL 2000-1 A6	(a)		456,349
SC Trn Infra Bk Jr Lien B Pre	(a)		1,174,700
Schlumberger Tech Corp 144A	(a)		2,031,676
Security Benefit Life 144A	(a)		101,554
Shell International Finance	(a)		609,873
Shell Intl Fin	(a)		3,607,230
Simon Property Group LP	(a)		1,587,665
SLM Corp	(a)		1,914,561
SLM Corp Fl Rt Nt Cpi	(a)		369,591
SLMA 2008-1 A1	(a)		1,160,932
SLMA 2008-4 A2	(a)		404,554

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
SLMA 2008-5 A2	(a)	$ 230,247
South Africa	(a)	350,486
Southern Cal Edison	(a)	1,292,900
Southern Co	(a)	119,080
Southern Nat Gas Ep 144A	(a)	62,370
Sprint Capital Corp Snr Nts	(a)	339,236
St Pub Sch Auth Pa Phila Dist Pre	(a)	733,770
Sun Life Financial 144A Fl Rt	(a)	311,929
Sunoco Inc	(a)	199,927
SunTrust bank	(a)	1,278,490
Swedish Export Credit	(a)	504,708
Sysco Corp	(a)	134,772
Tampa Electric	(a)	209,097
Taqa Abu Dhabi 144A	(a)	3,447,076
Taqa Abu Dhabi Natl Energy 144A	(a)	428,249
Target Corp	(a)	1,715,398
TAROT 2006 B A4	(a)	2,149,403
Telecom Italia Capital	(a)	2,690,567
Telefonica Emisiones Sau	(a)	2,165,002
Telefonos De Mexico Sa	(a)	1,026,460
Teppco Partners LP	(a)	1,209,206
Teva Pharm Finance LLC	(a)	235,300
Texas Gas Trans 144A	(a)	2,157,065
Thomson Reuters Corp	(a)	1,659,909
Tiaa Global Markets 144A	(a)	3,149,494
Time Warner Cable	(a)	381,230
Time Warner Cable Inc	(a)	1,051,409
Time Warner Inc	(a)	661,026
TIPS	(a)	4,932,524
Transatlantic Holdings	(a)	151,981
Transocean Inc	(a)	70,691
Transocean Sedco	(a)	3,532,182
U S Treasury Bonds	(a)	1,552,550
Union Electric Co	(a)	307,000
Union Pacific Corp	(a)	1,566,258
Union Pacific Corporation	(a)	189,995
United Mexican States	(a)	197,729
United Technologies Corp	(a)	1,867,564
UnitedHealth Group Inc	(a)	3,028,805
Univ Tx Rev Fing Sys B Pre	(a)	1,165,308
US Bancorp	(a)	345,319
US Treasury Bond	(a)	8,898,022
US Treasury N/b	(a)	59,850,568

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
US Treasury Note	(a)	$ 303,275
US Treasury Note Bond	(a)	501,261
US Treasury Nt/bd	(a)	49,841,740
USAOT 2006 3 A4	(a)	738,812
USAOT 2007-2 A3	(a)	939,870
USAOT 2008-1 A3	(a)	315,228
VA Electric & Power	(a)	226,059
Vale Overseas	(a)	249,500
Valero Energy	(a)	311,707
Veolia Environnement	(a)	3,391,498
Verizon Communications	(a)	2,289,789
Verizon Global Funding	(a)	234,254
Verizon Wireless 144A	(a)	929,066
Virginia Elec & Power Co	(a)	236,660
Virginia Electric & Power	(a)	207,263
Virginia Electric Power	(a)	1,963,655
Vivendi Universal 144A	(a)	243,244
Vodafone Group	(a)	220,721
VWALT 2006 A A4	(a)	297,872
Wachovia Corp	(a)	587,549
Walgreen Co	(a)	227,761
Wal-Mart Stores Inc	(a)	3,206,001
WALT 2004-1 A4	(a)	287,744
Walt Disney Company	(a)	1,627,677
WAOT 2006 A A4	(a)	1,746,824
Waste Management Inc	(a)	1,152,037
WBCMT 2006 C28 A4	(a)	2,865,892
WellPoint Inc	(a)	1,057,094
Wells Fargo & Co	(a)	3,729,690
Wells Fargo Bank Na	(a)	344,300
Wells Fargo Company	(a)	3,440,480
West Penn Power Co 144A	(a)	1,183,766
Westar Energy Inc	(a)	1,426,157
WFMBS 2003-O 5A1	(a)	369,596
WFMBS 2005 AR2 3A1	(a)	612,928
WFMBS 2005-AR2 2A2	(a)	1,209,973
WFMBS 2006 AR16 A1	(a)	384,410
WFMBS 2006-AR12 1A1	(a)	423,598
Willis North America Inc	(a)	111,546
WOART 2006-A A4	(a)	1,923,551
WYETH	(a)	253,176
Xerox Corporation	(a)	1,120,230
XL Cap Ltd Pfd 1/24 6.102% Ser C 144A	(a)	43,862

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
	Xstrata Finance Canada 144A	(a)	$ 105,952
	XTO Energy Inc	(a)	2,933,850
	Due to broker for securities purchased	(a)	(22,135,991)
*	State Street Short Term Investment Fund	(a)	38,956,617
	Total synthetic investment contracts underlying investments at fair value		1,091,030,194
	Wrapper Agreements:		
	Bank of America, NA	(a)	752,329
	Rabobank Nederland	(a)	543,832
	State Street Bank & Trust Co.	(a)	543,349
	Total synthetic investment contracts		1,092,869,704
	Guaranteed investment contracts:		
	Aegon Institutional Markets/Monumental Life Insurance Company SV-04442Q	(a)	10,074,159
	Aegon Institutional Markets/Monumental Life Insurance Company SV-04514Q	(a)	8,939,830
	Aegon Institutional Markets/Monumental Life Insurance Company SV-04587Q	(a)	10,348,739
	Aegon Institutional Markets/Monumental Life Insurance Company SV-04639Q	(a)	4,043,628
	Pacific Life Insurance Company G26604.06	(a)	7,866,284
	Pacific Life Insurance Company G26604.07	(a)	14,671,076
	Principal Life Insurance Company 5-17671-1	(a)	10,435,629
	Principal Life Insurance Company 5-17671-2	(a)	15,766,131
	Principal Life Insurance Company 5-17671-3	(a)	10,344,782
	Principal Life Insurance Company 5-17671-4	(a)	21,655,743
	New York Life Insurance Company GA-34201	(a)	10,602,708
	Metropolitan Life Insurance Company 29640	(a)	15,948,473
	Metropolitan Life Insurance Company JC29248	(a)	11,900,418
	Total guaranteed investment contracts		152,597,600

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Participant loans:		
* Participants loans, interest rates ranging from 5.00% to 10.95% and maturing 2009 through 2013	(a)	$ 92,730,474
		$ 2,930,707,930

* Party-in-interest to the Plan.

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC. SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: /s/ Sharon Leight

Sharon Leight
Chairman, Benefits Administration Committee

Date: June 16, 2009

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the registration statement (no. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 16, 2009, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

Dallas, Texas
June 16, 2009